UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC V6E 4H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

INCORPORATION BY REFERENCE

Exhibit 99.2 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Taseko Mines Limited (File No. 333-271142), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Notice and Access Notification to Shareholders

99.2	Management Information Circular for Annual General Meeting to be held on June 13, 2024

99.3	Form of Proxy

99.4	Financial Statement Request Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date: May 10, 2024

"Trevor Thomas"
________________________________________
Trevor Thomas
Corporate Secretary